FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2008

Commission File No. 000-49760

MEGAWEST ENERGY CORP.

(Translation of registrant's name into English)

Suite 800, 926 - 5th Ave S.W., Calgary, Alberta, Canada T2P 0N7

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [ X] Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -______________

CW1634016.1

BRITISH COLUMBIA

ALBERTA

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

MegaWest Energy Corp. (the "Company")

Suite 800, 926 – 5th Avenue S.W.

Calgary, Alberta, Canada T2P 0N7

Item 2.	Date of Material Change(s)

January 16, 2008.

Item 3.	News Release

The Company’s news release dated January 16, 2008 was disseminated by Market Wire on January 16, 2008.

Item 4.	Summary of Material Change

The Company announced that it has filed amended and re-stated annual financial statements for the years ended April 30, 2007 and 2006 to include a re-stated note for the additional disclosures required under U.S. Generally Accepted Accounting Principles ("U.S. GAAP"). The Company’s financial position and results, as previously reported under Canadian General Accepting Accounting Principles, have not changed.

The effect on the consolidated balance sheet prepared in accordance with U.S. GAAP for the restatements is to increase the oil and gas assets by $23,307,691 with a corresponding increase to shareholders’ equity.

Item 5.	Full Description of Material Change
5.1	Full Description of Material Change

See attached News Release.

5.2	Disclosure for Restructuring Transactions

Not Applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

For further information, please contact George Orr, Chief Financial Officer of the Company, at 604.737.1015.

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Item 9.              Date of Report

This report is dated January 21, 2008.

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News Release

Calgary, Alberta; January 16, 2008 – MegaWest Energy Corp., (the “Company” or “MegaWest”), an independent oil and gas company (OTC BB: MGWSF) (Cusip: #585168 107), specializing in non-conventional oil and gas projects with a focus on North American heavy oil, today announced that it has filed amended and re-stated annual financial statements for the years ended April 30, 2007 and 2006 to include a re-stated note for the additional disclosures required under US Generally Accepted Accounting Principles (“GAAP”).  The Company's financial position and results, as previously reported under Canadian GAAP, have not changed.

The Company has re-stated its 2007 additional disclosures required under US GAAP to record the net assets acquired from the related parties at the exchange amount and to reflect the exchange shares issued on an acquisition as temporary equity. The effect on the consolidated balance sheet prepared in accordance with US GAAP for the restatements is to increase the oil and gas assets by $23,307,691 with a corresponding increase to shareholders’ equity. The net loss for the year ended April 30, 2007 prepared in accordance with US GAAP remained unchanged. A complete description of the US GAAP reconciliation can be found in “Note 19” to the annual financial statements.

MegaWest owns or has the right to earn an interest in over 115,000 acres in Missouri, Kansas, Kentucky, Texas and Montana. MegaWest’s strategy is to grow shareholder value through the selective acquisition of projects with large resource potential located in the vicinity of existing infrastructure and the application of emerging and proven commercial developments in thermal recovery technologies. Delineation drilling and the completion of thermal and enhanced recovery production demonstration projects may increase the value of the unconventional heavy oil resources in each of its core areas.

ON BEHALF OF THE BOARD OF DIRECTORS

F. George Orr, Chief Financial Officer

For further information please visit the Company’s Website at www.megawestenergy.com.

Investor Relations:

David Sealock	Mike Parker
1 (877) 984-6342	1 (888) 506-7979
Email: info@megawestenergy.com	MParker@sweetwatercapital.net

Forward-Looking Statement Disclaimer

This document may contain statements about expected or anticipated future events and financial results that are forward-looking in nature and as a result, are subject to certain risks and uncertainties, such as general economic, market and business conditions, the regulatory process and actions, technical issues, new legislation, competitive and general economic factors and conditions, the uncertainties resulting from potential delays or changes in plans, the actual presence or recoverability of estimated oil and gas resources, the occurrence of unexpected events, and the Company's capability to execute and implement its future plans. Actual results may differ materially from those projected by management. For such statements, we claim the safe harbour for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

The risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's quarterly reports (on Form 6-K filed in the US and on Form 51-102F1 filed in Canada), the Company's annual reports (on Form 20-F filed in the US and Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada. MegaWest Energy undertakes no obligation to update forward-looking information if circumstances or management's estimates or opinions should change, except as required by law. Readers should also refer to MegaWest Energy’s current annual report or other document filings, which are available at www.sedar.com and at www.sec.gov for additional discussion of risks and uncertainties. The reader is cautioned not to place undue reliance on forward-looking statements.

CW1634016.1

(formerly Brockton Capital Corp.)

an Exploration Stage Company

Consolidated Financial Statements

April 30, 2007 and 2006

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REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors of

MegaWest Energy Corp. (formerly Brockton Capital Corp)

We have audited the accompanying consolidated balance sheet of MegaWest Energy Corp. as of April 30, 2007 and the consolidated statements of operations, shareholders' equity (deficiency in assets) and cash flows for the year ended April 30, 2007. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as of April 30, 2007 and the result of its operations and cash flows for the year ended April 30, 2007 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from United States generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in note 19 to the consolidated financial statements.

Our previous report dated July 25, 2007 to the board of directors has been withdrawn and note 19 to the consolidated financial statements for the year ended April 30, 2007 has been restated.

The financial statements as at April 30, 2006 and for the years ended April 30, 2006 and 2005 were audited by another auditor who expressed an opinion without reservation on those statements in their report dated August 25, 2006.

/s/ KPMG LLP

KPMG LLP

Calgary, Canada

July 25, 2007 (except for notes 19 and 20 which are dated December 28, 2007)

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COMMENTS BY INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS ON CANADA –

UNITED STATES OF AMERICA REPORTING DIFFERENCES

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our reports to the board of directors and shareholders dated July 25, 2007 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.

Further, in the United States, reporting standards for auditors require the addition of an explanatory paragraph when there is the correction of an error in previously issued financial statements, such as the change described in Note 19 to the consolidated financial statements. Our report to the board of directors dated July 25, 2007 (except for notes 19 and 20 which are dated December 28, 2007) is expressed in accordance with Canadian reporting standards which do not require a reference to such corrections in the auditors' report when the change is properly accounted for and adequately disclosed in the consolidated financial statements.

/s/ KPMG LLP

KPMG LLP

Calgary, Canada

July 25, 2007 (except for notes 19 and 20, which are dated December 28, 2007)

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MegaWest Energy Corp (an exploration stage company)

Consolidated Balance Sheets

April 30

(in Canadian dollars)	2007	2006

Assets
Current assets
Cash and cash equivalents	$ 29,328,951	$ 14,141
Accounts receivable and prepaid expenses	125,590	7,298
Inventory (note 3)	-	1
29,454,541		21,440

Marketable securities (note 4)	1,851,960	-
Restricted cash (note 5)	341,250	-
Property, plant and equipment (note 6)	20,885,096	-
Rights (note 3)	-	10,000
$ 52,532,847		$ 31,440

Liabilities and Shareholders' Equity (Deficiency in Assets)
Current liabilities
Accounts payable and accrued liabilities	$ 1,301,640	$ 120,862
Notes payable (note 7)	-	40,000
	1,301,640	160,862

Exchange shares (note 8)	1,061,055	-
Convertible promissory notes (note 7)	1,867,387	-
Asset retirement obligations (note 9)	154,244	-

Shareholders' Equity (Deficiency in Assets)
Share capital	41,168,088	207,342
Warrants	3,729,000	-
Equity portion of exchange shares (note 8)	8,599,442	-
Contributed surplus	13,338,629	168,750
Equity portion of convertible promissory notes (note 7)	120,566	-
Accumulated deficit from prior operations	(562,633)	(505,514)
Accumulated deficit during exploration stage	(18,244,571)	-
	48,148,521	(129,422)
Future operations (note 1) Commitments (notes 2 and 8) and contractual obligations (note 16) Subsequent events (note 20)
$ 52,532,847		$ 31,440

See accompanying notes to consolidated financial statements.

Approved by the Board:

/s/ George T. Stapleton, II	/s/ Brad Kitchen
George T. Stapleton II, Director	Brad Kitchen, Director

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MegaWest Energy Corp (an exploration stage company)

Consolidated Statements of Operations

Years ended April 30

(in Canadian dollars)	2007	2006	2005

Interest income	$263,125	$-	$2,261

Expenses
General and administrative (note 18)	5,523,694	104,601	57,292
Foreign exchange loss	1,548,840	-	-
Accretion on promissory notes	71,270	-	-
Depreciation and write-downs (note 3)	12,373	118,344	6,000
	7,156,177	222,945	63,292

Net loss for the year	$(6,893,052)	$(222,945)	$(61,031)

Net Loss per share (note 12)
Basic and diluted	$(0.31)	$(0.04)	$(0.01)

See accompanying notes to consolidated financial statements.

CW1634016.1

MegaWest Energy Corp (an exploration stage company)

Consolidated Statements of Shareholders' Equity (Deficiency in Assets)

Years ended April 30

	Share Capital				Contributed Surplus	Equity Portion of Convertible Debt
(in Canadian dollars)	Shares	Amount	Warrants	Exchange Shares			Accumulated Deficit during Exploration Stage	Accumulated Deficit from Prior Operations	Shareholder's Equity (Deficiency in Assets)

Balance, April 30, 2004	4,087,500	$ 371,592	$ -	$ -	$ -	$ -	$ -	$ (221,538)	$ 150,054
Cancel escrow shares	(2,250,000)	(168,750)	-		168,750	-	-		-
Private placement	4,500,000	4,500	-	-	-	-	-		4,500
Net loss for the year	-	-	-	-	-	-	-	(61,031)	(61,031)
Balance, April 30, 2005	6,337,500	207,342	-	-	168,750	-	-	(282,569)	93,523

Net loss for the year	-	-	-	-	-	-	-	(222,945)	(222,945)
Balance, April 30, 2006	6,337,500	207,342	-	-	168,750	-	-	(505,514)	(129,422)

Shares issued on:
Private placements (note 10(a) and (d))	59,373,550	34,203,821	3,729,000	-	368,400	-	-	-	38,301,221
Acquisitions (notes 2 and 8)	5,250,000	6,062,825	-	8,599,442	-	-	(11,408,638)	-	3,253,629
Services (note 10(b))	375,000	434,900	-	-	-	-	-	-	434,900
Debt settlement (note 10(c))	600,000	165,700	-	-	-	-	-	-	165,700
Exercise of stock options (note 11)	500,000	93,500	-	-	(35,000)	-	-	-	58,500
Stock based compensation (note 11)	-	-	-	-	1,863,448	-	-	-	1,863,448
Consulting warrants (note 10(d))	-	-	-	-	1,600,800	-	-	-	1,600,800
Incentive warrants (note 10(d))	-	-	-	-	9,372,231	-	-	-	9,372,231
Issue convertible promissory notes (note 7)	-	-	-	-	-	120,566	-	-	120,566
Net loss for the year	-	-	-	-	-	-	(6,835,933)	(57,119)	(6,893,052)

Balance, April 30, 2007	72,436,050	$ 41,168,088	$ 3,729,000	$ 8,599,442	$ 13,338,629	$ 120,566	$ (18,244,571)	$ (562,633)	$ 48,148,521

See accompanying notes to consolidated financial statements.

MegaWest Energy Corp (an exploration stage company)

Consolidated Statements of Cash Flows

Years ended April 30

(in Canadian dollars)	2007	2006	2005

Operating activities
Net loss for the year	$ (6,893,052)	$ (222,945)	$ (61,031)
Items not involving cash
Stock-based compensation (note 18)	3,899,148	-	-
Unrealized foreign exchange loss	1,606,317	-	-
Accretion on promissory notes	71,270	-	-
Depreciation and write-downs (note 3)	12,373	118,344	6,000
Change in non-cash working capital	879,786	72,877	5,838
	(424,158)	(31,724)	(49,193)
Financing activities
Proceeds from private placements (note 10)	38,301,221	-	4,500
Proceeds from stock option exercises	58,500	-	-
Notes payable (note 7)	(40,000)	40,000	-
	38,319,721	40,000	4,500
Investing activities
Expenditures on capital assets	(836,875)	-	-
Acquisitions net of cash acquired (note 2):
Deerfield Kansas	(6,438)	-	-
Kentucky Reserves	(3,488,794)	-	-
Deerfield Missouri	(666,359)	-	-
Trinity Sands Energy	(82,769)	-	-
Marketable securities (note 3)	(1,851,960)	-	-
Restricted cash (note 5)	(341,250)	-	-
Change in non-cash working capital related to capital assets	341,792	-	-
	(6,932,653)	-	-

Change in cash and cash equivalents	30,962,910	8,276	(44,693)

Exchange rate fluctuations on change in cash and cash equivalents	(1,648,100)	-	-

Cash and cash equivalents, beginning of year	14,141	5,865	50,558

Cash and cash equivalents, end of year	$ 29,328,951	$ 14,141	$ 5,865

See accompanying notes to consolidated financial statements.

MegaWest Energy Corp (an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended April 30, 2007, 2006 and 2005

(in Canadian dollars unless otherwise indicated)

MegaWest Energy Corp ("MegaWest") was incorporated on February 8, 2000 in the name of Brockton Capital Corp. under the Company Act in the province of British Columbia, Canada. On February 27, 2007 the Company changed its name to MegaWest Energy Corp. The primary business activity of MegaWest and its subsidiaries (collectively the "Company") is the acquisition, exploration and potential development of oil and gas properties in North America.

Prior to December 2006, MegaWest was a technology company whose business plan was to acquire the rights to market, sell and distribute a product line of consumer electronic technology products in Canada.

1.	Significant Accounting Policies:
(a)	Future Operations and Basis of Presentation:

These financial statements have been prepared on a going concern basis. The Company incurred a net loss of $6.9 million for the year ended April 30, 2007, as at April 30, 2007 had an accumulated deficit of $18.8 million and positive working capital of $28.2 million. The Company has a U.S. $15 million work commitment on its Kentucky property, which if not met by October 2009, will require the Company to pay a penalty of 37.5 percent on the unspent balance, which was U.S. $14.9 million at April 30, 2007. The Company currently anticipates spending its existing funds in the upcoming fiscal year to acquire, explore and appraise new and existing oil and gas projects.

The Company’s oil and gas projects are currently in the exploration stage, and to date activities on the oil and gas projects included analysis and evaluation of technical data, preparation of exploration drilling and preliminary geological models, conceptual engineering of thermal pilot projects, exploration drilling and securing the required capital and financing to complete the 2008 fiscal work program.

The ultimate development of the Company's oil and gas projects, if proven commercial, will require additional funding. The Company's future operations are dependent upon its ability to obtain additional financing and ultimately achieve profitable operations. The outcome of these matters cannot be predicted with certainty at this time. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to secure additional funding or obtain profitable operations.

These consolidated financial statements have been prepared using generally accepted accounting principles ("GAAP") in Canada. The impact of material differences between Canadian and U.S. GAAP on the consolidated financial statements is disclosed in note 19.

(b)	Principles of Consolidation:

These financial statements include the accounts of MegaWest and its subsidiaries from their respective acquisition dates (note 2). All intercompany balances and transactions have been eliminated.

Subsidiary	Acquisition Date	Ownership Percentage
MegaWest Energy Corp USA	(i)	99%(i)
MegaWest Energy Texas Corp (formerly Trinity Sands Energy LLC)	April 25, 2007	100%
MegaWest Energy Kentucky Corp (formerly Kentucky Reserves LLC)	April 2, 2007	100%
MegaWest Energy Missouri Corp (formerly Deerfield Energy LLC)	April 5, 2007	100%
MegaWest Energy Kansas Corp (formerly Deerfield Energy Kansas Corp.)	April 5, 2007	100%

(i)  incorporated January 9, 2007 (note 8)

MegaWest Energy Corp (an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended April 30, 2007, 2006 and 2005

(in Canadian dollars unless otherwise indicated)

(c)	Use of Estimates and Measurement Uncertainty:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and other disclosures in these consolidated financial statements. Actual results may differ from those estimates.

In particular, the amounts recorded for the value of oil and gas assets are subject to a ceiling test. By their nature, these ceiling test estimates are subject to measurement uncertainty and the impact on the financial statements of future periods could be material.

(d)	Cash and Cash Equivalents:

Cash and cash equivalents consist of highly liquid investments with terms to maturity, at the date of issue, not exceeding 90 days.

(e)	Marketable Securities:

Marketable securities are recorded at the lower of cost or market value.

(f)	Oil and Gas Operations:

The Company follows the full cost method of accounting for oil and gas operations whereby all costs related to exploration and development of oil and gas reserves are capitalized. Such costs are capitalized on a country-by-country basis, which to date there is one cost centre, being the United States.

These capitalized costs will be depleted using the unit-of-production method based on estimated gross proved oil and gas reserves as determined by independent reservoir engineers. Oil and gas reserves and production will be converted into equivalent units based upon relative energy content.

Costs of acquiring and evaluating unproved properties are initially excluded from the depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of impairment is added to the costs subject to depletion calculations.

In applying the full cost method, the Company calculates a ceiling test whereby the carrying value of oil and gas assets is compared quarterly to the sum of undiscounted future cash flows expected to result from proved reserves and the lower of cost and market of unproved properties. Cash flows are based on third party quoted forward prices, adjusted for transportation and quality differentials. Should the ceiling test result in an excess of carrying value, the Company would then measure the amount of impairment by comparing the carrying amounts of oil and gas assets to an amount equal to the estimated net present value of future cash flows from proved plus probable reserves and the market value of unproved properties. A risk free interest rate would be used to arrive at the net present value of future cash flows. The carrying value of oil and gas assets in excess of the discounted future cash flows would be recorded as a permanent impairment.

Proceeds from the sale of oil and gas assets are applied against capitalized costs, with no gain or loss recognized, unless a sale would alter the rate of depletion and depreciation by more than 20 per cent.

Office furniture and equipment are stated at cost. Depreciation is provided on a declining balance method over the estimated useful lives of the respective assets, at rates ranging from 20 – 30 percent per year.

(g)	Asset Retirement Obligations:

The Company recognizes a liability for the estimated fair value of site restoration and abandonment costs when the obligations are legally incurred and the fair value can be reasonably estimated. The fair value of the obligations is based on the estimated cash flow required to settle the obligations discounted using the

MegaWest Energy Corp (an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended April 30, 2007, 2006 and 2005

(in Canadian dollars unless otherwise indicated)

Company's credit adjusted risk-free interest rate. The obligation is recorded as a liability with a corresponding increase in the carrying amount of the oil and gas assets. The capitalized amount will be depleted on a unit-of-

production method. The liability is increased each period, or accretes, due to the passage of time and a corresponding amount is recorded in the statement of operations as an operating expense. Revisions to the estimated fair value would result in an adjustment to the liability and the capitalized amount in oil and gas assets.

(h)	Convertible Promissory Notes:

Convertible promissory notes were recorded at the amount of proceeds received less the amount attributed to the conversion feature which is included as part of shareholders' equity. The liability component is accreted to the face value of the promissory note at maturity on an effective yield basis. The accretion is charged to the statement of operations as interest expense.

(i)	Foreign Currency Translation:

The Company's subsidiaries are considered financially and operationally integrated. The Canadian dollar is the Company's functional currency. As a result, monetary assets and liabilities denominated in foreign currencies are translated to Canadian dollars at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of the transactions. Revenues and expenses are translated to Canadian dollars at rates approximating exchange rates in effect at the time of the transactions. Exchange gains and losses resulting from the period-end translation of monetary assets and liabilities denominated in foreign currencies are recorded in the statement of operations.

(j)	Oil and Gas Revenue:

After an oil and gas project becomes commercial, sales of crude oil and natural gas will be recognized in the period in which the product is delivered to the customer. Oil and gas revenue represents the Company's share and is recorded net of royalty payments to governments and other mineral interest owners.

(k)	Stock-Based Compensation:

The Company accounts for all stock options, consulting and incentive warrants granted using the fair value method. Under this method, compensation expense is measured at fair value on the grant date using the Black-Scholes option pricing model and recognized over the vesting period with a corresponding credit to contributed surplus. Compensation expense is adjusted for the estimated amount of forfeitures at the time compensation expense is recognized.

Consideration received upon the exercise of stock options and warrants together with the amount of non-cash compensation expense recognized in contributed surplus is recorded as share capital.

(l)	Income Taxes:

The Company uses the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year and future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax basis of assets and liabilities.

Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which these differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized.

MegaWest Energy Corp (an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended April 30, 2007, 2006 and 2005

(in Canadian dollars unless otherwise indicated)

(m)	Per Share Amounts:

Basic per share amounts are computed by dividing the earnings or loss by the weighted average shares outstanding during the reporting period. Diluted amounts for options and warrants are computed using the treasury stock method. The treasury stock method assumes that proceeds received from the exercise of in-the-money stock and purchase warrants are used to repurchase shares at the average market price for the period. The difference between the number of shares that could have been purchased at market prices in the period and the number of in-the-money options and warrants is added to the weighted average shares outstanding. Dilutive amounts for convertible promissory notes are determined by adding the maximum number of shares that could be converted on the balance sheet date to the weighted average shares outstanding.

(n)	Comparative Figures:

Certain comparative figures have been reclassified to conform to the current year's presentation.

(o)	Impact of New Canadian GAAP Accounting Standards:

In December 2006, the Canadian institute of Chartered Accountants ("CICA") approved Section 1535 "Capital Disclosure" ("S.1535"), Section 3862 "Financial Instruments – Disclosures" ("S.3862") and Section 3863 "Financial Instruments – Presentation" ("S.3863"). S.1535 established standards for disclosing information about capital and how it is managed. The objective of S.3862 is to require entities to provide disclosures that enable users to evaluate both the significance of financial instruments for the entity's financial position and performance; and the nature and extent of risk arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. The purpose of S.3863 is to enhance financial statement users' understanding of the significance of financial instruments to an entity's financial position, performance and cash flows. These sections apply to interim and annual financial statements relation to fiscal years beginning on or after October 1, 2007. Management is in the process of reviewing the requirements of these recent sections.

In July 2006, the CICA approved Section 1506 "Accounting Changes". The objective of this section is to prescribe the criteria for changing accounting policies, together with the accounting treatment and disclosure of change in accounting policies, changes in accounting estimates and correction of errors. This section is intended to enhance the relevance and reliability of an entity's financial statements and the comparability of those financial statements over time and with financial statements of other entities. This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2007.

In January 2005, the CICA approved Section 1530 "Comprehensive Income" ("S.1530"), Section 3855 "Financial Instruments – Recognition and Measurements" ("S.3855") and Section 3865 "Hedges" ("S.3865") to harmonize financial instruments and hedge accounting with International Financial Reporting Standards and introduce the concept of comprehensive income. S.1530 requires presentation of certain gains and losses outside of net income, such as unrealized gains or losses related to hedges or other derivative instruments. S.3855 establishes standards for recognizing and measuring financial assets and financial liabilities and non-financial derivatives as required to be disclosed under Section 3861 "Financial Instruments Disclosure and Presentation". S.3865 establishes standards for how and when hedge accounting may be applied. These sections apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Management is in the process of reviewing the requirements of these recent sections.

MegaWest Energy Corp (an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended April 30, 2007, 2006 and 2005

(in Canadian dollars unless otherwise indicated)

2. Acquisitions:

The Company completed the following acquisitions. The operations of each entity are included in the consolidated financial statements from the closing date.

(a)	Assets of Deerfield Energy Kansas LLC ("Deerfield Kansas"):

On March 26, 2007 MegaWest acquired the net assets of Deerfield Kansas in exchange for 250,000 common shares of MegaWest and the prior assumption of a $591,250 (U.S. $500,000) note payable to a third party. The value of the common shares issued was based on the cash consideration received for recent private placements of shares around the closing date. Deerfield Kansas is an exploration stage oil and gas company that owned certain oil and gas equipment and held 100 percent working interest in 392 unproved acres of oil and gas leases in Kansas.

(b)	Kentucky Reserves LLC ("Kentucky Reserves"):

On April 2, 2007 MegaWest acquired 100 percent of the membership units of Kentucky Reserves in exchange for $3,412,500 (U.S. $3,000,000) cash and 5,000,000 common shares of the Company. The value of the common shares issued was based on the cash consideration received for recent private placements of shares around the closing date. Kentucky Reserves is an exploration stage oil and gas company that owned a 62.5 percent working interest in the shallow tar sands rights plus an additional 37.5 percent interest in the deep rights of 27,009 unproved acres of oil and gas leases in Kentucky.

Included in the cost of acquisition is $9,372,231 million for 9,000,000 incentive warrants which vested on the acquisition of Kentucky Reserves (see note 10(d)). The fair value of the warrants was estimated to be $1.04 (U.S. $0.90) per warrant and was determined using the Black-Scholes pricing model with the following assumptions: expected volatility 80 percent, risk-free interest rate of 5.10 percent and expected term of 0.5 years.

(c)	Deerfield Energy LLC ("Deerfield Missouri"):

On April 5, 2007 MegaWest acquired 100 percent of the membership units of Deerfield Missouri in exchange for $926,480 (U.S. $800,000) cash, plus a $144,700 (U.S. $125,000) change in control fee recorded as acquisition expenses, and 4,750,000 common shares of the Company. Of the total consideration, $575,050 (U.S. $500,000) cash and the change in control fee was paid on the closing date, the remaining consideration is contingent upon meeting the terms of an escrow agreement. Pursuant to this agreement, the shares and cash can be released on a pro-rata basis based on either the modification of certain development agreements into oil and gas leases or until 4,000 acres of replacement acreage have been leased.

The value of the common shares issued was based on the cash consideration received for recent private placements of shares around the closing date. Deerfield Missouri is an exploration stage oil and gas company party to oil development agreements on 7,620 unproved acres and also holds all of the issued and outstanding units of Deerfield Kansas.

(d)	Trinity Sands Energy LLC ("Trinity"):

On April 25, 2007 MegaWest acquired 100 percent of the membership units of Trinity in exchange for $227,500 (U.S. $200,000) cash, the prior assumption of a $1,361,085 (U.S. $1,200,000) note payable to a third party and 95,000 shares of a MegaWest subsidiary exchangeable into 9,500,000 common shares of the Company (see note 8). The value of the common shares issued was based on the cash consideration received for recent private placements of shares around the closing date. Trinity is an exploration stage oil and gas company that had a 50 percent working interest in 14,948 unproved acres of oil and gas leases in Texas, and is party to an earn-in agreement whereby its working interest may be increased to 66.67 and can earn a 66.67 percent working interest in an additional 13,385 unproved acres of oil and gas leases.

MegaWest Energy Corp (an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended April 30, 2007, 2006 and 2005

(in Canadian dollars unless otherwise indicated)

The following table summarizes the estimated net assets acquired and liabilities assumed and the consideration given as of the date of each respective acquisition date.

	Deerfield Kansas	Kentucky Reserves	Deerfield Missouri	Trinity	Totals
Closing Date	March 26, 2007	April 2, 2007	April 5, 2007	April 25, 2007

Net Assets Acquired:
Cash	$-	$3,521	$75,330	$166,750	$245,601
Oil and gas assets	440,042	18,633,054	47,012	930,014	20,050,122
Working capital	(13,667)	-	7,058	-	(6,609)
Asset retirement obligations	(160,376)	-	-	-	(160,376)
	$265,999	$18,636,575	$129,400	$1,096,764	$20,128,738
Consideration Given:
Shares
Common shares	250,000	5,000,000	-	-	5,250,000
Exchange shares (note 8)	-	-	-	95,000	95,000
Incentive warrants	-	9,000,000	-	-	9,000,000

Value of common shares	$290,325	$5,772,500	$-	$-	$6,062,825
Value of exchange shares	-	-	-	9,660,497	9,660,497
Value of incentive warrants	-	9,372,231	-	-	9,372,231
Cash	-	3,412,500	579,050	227,500	4,219,050
Note payable assumed	591,250	-	-	1,361,085	1,952,335
Expenses	6,438	79,344	162,638	22,018	270,438
	888,013	18,636,575	741,688	11,271,100	31,537,376
Deficit adjustment on related party acquisitions (i)	(622,014)	-	(612,288)	(10,174,336)	(11,408,638)

	$265,999	$18,636,575	$129,400	$1,096,764	$20,128,738
Contingent Consideration:
Shares
Number	-	-	4,750,000	-	4,750,000
Value	$-	$-	$5,500,975	$-	$5,500,975
Cash	-	-	347,430	-	347,430
	$-	$-	$5,848,405	$-	$5,848,405

(i)

The acquisitions of the assets of Deerfield Energy Kansas Corp., Deerfield Missouri and Trinity are considered related party transactions, since at the respective acquisition dates the president and chief executive officer of the Company, was also the president and a unitholder of Trinity (47.37% of issued and outstanding units) and the president and unitholder of Deerfield Missouri (15.86% of the issued and outstanding units), which is also the parent company of Deerfield Kansas.

As a result, the president and chief executive officer of the Company, or a private company controlled by him, received i) 39,650 of the common shares issued for the assets of Deerfield Kansas, ii) U.S.$204,300 cash from Deerfield Missouri, including a change in control fee, and is entitled to receive, pending escrow release, an additional U.S.$47,580 and 753,350 common shares and iii) 45,000 class B exchange shares of our subsidiary, MegaWest USA convertible into 4,500,000 common shares and US$94,737 cash of the consideration issued to Trinity.

MegaWest Energy Corp (an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended April 30, 2007, 2006 and 2005

(in Canadian dollars unless otherwise indicated)

3. Inventory and Rights:

While operating as a technology products distribution company, the Company wrote-off its inventory and costs associated with its rights under a distributor agreement during the years ended April 30, 2007, 2006 and 2005.

4. Marketable Securities:

The Company acquired 7,500,000 common shares of Energy Finders Inc. ("Energy Finders") for $1,851,960 (U.S. $1,650,000) representing approximately nine percent of its issued and outstanding share capital. The Company does not have any representation on the Energy Finders board of directors. As a result, the Company does not believe it exerts influence over Energy Finders. The quoted market price of Energy Finder's shares on April 30, 2007 was U.S. $0.25 per share, converting to an approximate market value of $2,094,000.

5.	Restricted Cash:

The Company deposited $341,250 (U.S. $300,000) in trust pursuant to an escrow agreement entered into as part of the Deerfield Missouri acquisition (see Note 2(c)).

6.	Property, Plant and Equipment:
April 30, 2007	Cost	Accumulated Depreciation	Net Book Value

Oil and gas assets – unproven	$20,756,355	$-	$20,756,355
Office furniture and equipment	131,113	2,372	128,741
	$20,887,468	$2,372	$20,885,096

At April 30, 2007, all of the costs associated with oil and gas assets are excluded from depletion calculations.

During the quarter the Company capitalized $176,600 of general and administrative expenses.

7.	Convertible Promissory Notes and Note Payable:

In December 2006, MegaWest assumed two convertible promissory notes totaling $1,952,335 (U.S. $1,700,000) in conjunction with proposed acquisitions (see note 2). As part of the assumption, the Company agreed to the following terms: interest accrues at six percent and the outstanding interest and principal are convertible into MegaWest common shares at U.S. $0.25 per share until June 20, 2008. The fair value of the conversion feature at the date of assumption was estimated to be $120,566 and has been classified as equity. The fair value was estimated at $0.02 (U.S. $0.02) per share using the Black-Scholes option pricing model assuming a volatility of 80 percent, risk free interest rate of 4.90 percent and expected term of eighteen months.

In 2006 the Company issued $40,000 of notes payable to shareholders, including $14,000 to former directors and $2,500 to a current director. The notes payable were repaid in cash during the year ended April 30, 2007.

8.	Exchange Shares:

As part of the consideration given to acquire Trinity (see note 2(d)), MegaWest issued 95,000 class B shares of its subsidiary, MegaWest USA. Each class B exchange share is convertible into 100 MegaWest shares with up to 9,500,000 common shares of MegaWest to be issued. The holders of these MegaWest USA shares have the right to exchange, or can receive a cash payment of U.S. $950,000 (U.S. $10.00 per exchange share) until July 31, 2008, after which the Company can implement a forced exchange of the shares. The cash redemption value of the exchange shares of $1,061,055 (U.S. $950,000) has been recorded as a liability. The estimated fair value of the conversion feature of $8,599,442 has been classified as equity. The fair value was estimated at $1.02 (U.S. $0.91) per exchange share using the Black-Scholes option pricing model assuming a volatility of 80 percent, risk free interest rate of 5.09 percent and expected term of fifteen months.

MegaWest Energy Corp (an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended April 30, 2007, 2006 and 2005

(in Canadian dollars unless otherwise indicated)

9. Asset Retirement Obligations:

As at April 30, 2007 the Company had an asset retirement obligation for the equipment and wells acquired as part of the Deerfield Kansas asset purchase (note 2). The present value of this obligation has been projected using estimates of the future costs and the timing of abandonment. At April 30, 2007 the Company estimated the present value of its asset retirement obligations to be $154,244 based on a future undiscounted liability of $260,000. These costs are expected to be incurred within two to ten years. A credit-adjusted risk-free discount rate of ten per cent and an inflation rate of two per cent were used to calculate the present value.

10. Share Capital and Warrants:

The authorized capital of the Company consists of unlimited common shares without par value and 100,000,000 preferred shares without par value.

(a)	Shares Issued on Private Placements:

During the year ended April 30, 2007 the Company closed three private placements, summarized as follows:

Closing Date	Offering Price	Units / Shares Issued	Proceeds
December, 2006 (i)	U.S. $0.10	23,500,000	$ 2,707,168
January and February 2007 (ii)	U.S. $0.50	8,425,000	4,992,234
March, 2007 (iii)	U.S. $1.00	27,448,550	32,115,870
Issue costs (iv)		-	(1,882,451)
		59,373,550	37,932,821
Value ascribed to U.S. $1.30 private placement warrants (iii)			3,446,000
Value ascribed to U.S. $1.00 private placement warrants (ii)			283,000
Net amount recorded to share capital from private placements			$ 34,203,821

(i)	The December U.S. $0.10 private placement consisted of common shares only.
(ii)

Units of the U.S. $0.50 private placement included one common share and one half share purchase warrant. One whole share purchase warrant entitles the holder to acquire one share for U.S. $1.00. The amount classified to warrants was based on the fair value of the share purchase warrants which was estimated at $0.07 (U.S. $0.06) per warrant, using the Black-Scholes option pricing model assuming a volatility of 80 percent, risk free interest rate of 5.10 percent and expected term of one year.

In connection with placement, the Company granted a consultant rights to purchase 180,000 units under the same terms as the private placement for a period of one year from the date of the placement. The value of these units, recorded as issue costs, was estimated to be $0.22 (U.S. $0.19) per unit, being the sum of the estimated fair value of one share plus one half share purchase warrant. The fair value was estimated using the Black-Scholes option pricing model.

(iii)

Units of the U.S. $1.00 private placement included one common share and one half share purchase warrant. One whole share purchase warrant entitles the holder to acquire one share for U.S. $1.30. The amount classified as warrants was based on the fair value of the share purchase warrants, which was estimated at $0.28 (U.S. $0.24) per warrant using the Black-Scholes option pricing model assuming a volatility of 80 percent, risk free interest rate of 4.95 percent and expected term of one year.

MegaWest Energy Corp (an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended April 30, 2007, 2006 and 2005

(in Canadian dollars unless otherwise indicated)

In connection with the placement, the Company granted a consultant rights to purchase 375,000 units under the same terms as the private placement for a period of one year from the date of the placement. The value of these units, recorded as issue costs, was estimated to be $0.53 (U.S. $0.45) per unit, being the sum of the estimated fair value of one share plus one half share purchase warrant. The fair value was estimated using the Black-Scholes option pricing model.

(iv)

Included in issue costs of the private placements is $1,514,051 of fees paid in cash, $190,000 representing the fair value of 690,848 share purchase warrants issued and $178,400 representing the fair value of 555,000 units issued in connection with the financing.

(b)	Shares Issued for Services:

In March 2007, the Company entered into an agreement with a consultant to provide advisory services. The consideration for the advisory services is 750,000 common shares of the Company, of which 375,000 were issued as at April 30, 2007. The value of the common shares issued of U.S. $1.00 was based on the cash consideration received for recent private placements of shares around the closing date. The remainder is issuable in 125,000 share tranches on May 15, 2007, August 15, 2007 and November 15, 2007, respectively.

(c)	Shares Issued to Settle Debt:

In December 2006, the Company agreed to issue 600,000 common shares to settle accounts payable of $165,700, which included amounts payable to former directors and officers of the Company.

(d)	Warrants:

Warrants were granted during the year and remain outstanding as of April 30, 2007:

Warrant Type	Warrants Outstanding			Warrants Vested
	Number	Weighted Ave. Remaining Life	Weighted Ave. Exercise Price	Number	Weighted Ave. Exercise Price
Incentive (i)	19,500,000	0.6 years	U.S. $ 0.10	9,000,000	U.S. $ 0.10
Consulting (ii)	6,000,000	1.7 years	U.S. $ 0.50	6,000,000	U.S. $ 0.50
Private Placement (iii)	18,627,623	0.8 years	U.S. $ 1.23	18,627,623	U.S. $ 1.23
	44,127,623	0.9 years	U.S. $ 0.63	33,627,623	U.S. $0.80
(i)

The Incentive warrants were issued in an effort to secure additional non-conventional oil and gas prospects. The warrants allow the holders to purchase common shares from the Company at an exercise price of U.S. $0.10 per share, subject to the holder of the warrants bringing to the Company a project that has, at the reasonable opinion of the board of directors, a minimum specified potential value to the Company of at least U.S. $1.00 per warrant. Upon acceptance by the board of directors of a project, the warrant holder will have six months to exercise the warrants. If the holders of the warrants have not delivered a project that is acceptable to the board of directors within one year from the date of issuance then the warrants will expire. The recipients of 19,000,000 incentive warrants are two private companies, one is controlled by a current director and the other is controlled by a current senior officer and director of the Company.

In April 2007, 9,000,000 incentive warrants vested on the closing of the Kentucky Reserves acquisition and $9.4 million was recorded as part of the cost of acquisition.

Compensation costs will be recorded for the remaining 10,500,000 incentive warrants if and when the holders introduce a project to the Company of sufficient value.

(ii)

The consulting warrants were issued to various investor relations and other contractors. The consulting warrants vest on grant date, have a term of two years and an exercise price of U.S. $0.50 per share. For

MegaWest Energy Corp (an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended April 30, 2007, 2006 and 2005

(in Canadian dollars unless otherwise indicated)

the year ended April 30, 2007, the Company recorded $1,600,800 million of stock based compensation expense with a corresponding increase in contributed surplus for these warrants. The fair value of the warrants granted was estimated to be $0.27 (U.S. $0.23) per warrant and was determined using the Black-Scholes pricing model with the following assumptions: expected volatility 80 percent, risk-free interest rate of 4.75 percent and expected term of two years.

(iii)

The private placement warrants were issued in conjunction with the US$0.50 and U.S. $1.00 private placements. The Company calculated the fair value of these warrants using the Black-Scholes pricing model on the date of grant. The fair value of the warrants issued has been accounted for as reduction to share capital with a corresponding increase in the amount of warrants.

11. Stock Options:

The 2004 stock option plan (the "2004 Plan") allows for an amount of options equaling 10 percent of the outstanding common shares to be reserved for grant. During 2005 and 2006 years no options were issued. During the year ended April 30, 2007, 302,500 previously granted stock options under the 2004 Plan expired unexercised.

On February 19, 2007, the 2007 Stock Option Plan ("2007 plan") was approved at a special general meeting of shareholders. The 2007 Plan specifies that the number of common shares reserved for issuance under the plan is 20 percent of the issued and outstanding common shares less the number of options granted under the 2004 Plan. The term and vesting schedule of the stock options granted is set by the board of directors at the time of grant.

The following table summarizes the changes in stock options outstanding during the years ended April 30, 2007 and 2006:

	Number of Options	Weighted Avg. Exercise Price
Outstanding, April 30, 2005 and 2006	302,500	U.S. $0.15
Granted	10,169,000	0.59
Exercised	(500,000)	0.10
Expired	(302,500)	0.15
Outstanding, April 30, 2007	9,669,000	U.S. $0.62
Options Outstanding			Options Vested
Options	Weighted Ave. Remaining Life	Weighted Ave. Exercise Price	Options	Weighted Ave. Exercise Price
1,250,000	4.7 years	U.S. $ 0.10	1,250,000	U.S. $ 0.10
5,705,000	3.8 years	$0.50	3,500,000	$0.50
2,464,000	3.9 years	$1.00	750,000	$1.00
250,000	4.9 years	$2.00	41,665	$2.00
9,669,000	4.0 years	U.S. $0.62	5,541,665	U.S. $0.49

The following table summarizes information about the options outstanding and exercisable at April 30, 2007:

For the year ended April 30, 2007, the Company recorded $1,863,448 million of stock-based compensation expense related to stock options with a corresponding increase in contributed surplus. The fair value of the options granted for the year ended April 30, 2007 was estimated to be $0.41 (U.S. $0.35) per option and was determined using the Black-Scholes option pricing model with the following assumptions: expected volatility of 80 percent, risk-free interest rate of 5.04 percent and expected lives of four years.

MegaWest Energy Corp (an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended April 30, 2007, 2006 and 2005

(in Canadian dollars unless otherwise indicated)

12. Per Share Amounts:

The loss per share is based on the weighted average shares outstanding for the year. The weighted average shares outstanding for the year ended April 30, 2007 was 22,102,129 (2006 – 6,337,500). There is no change between the basic and diluted per share amounts since the effect of stock options, warrants and convertible promissory notes would be anti-dilutive.

13. Income taxes:

Income tax expense differs from the amount that would be computed by applying the Canadian federal and provincial statutory income tax rates to the loss for the year as follows:

	2007	2006	2005

Loss for the year	$ (6,893,052)	$ (222,945)	$ (61,031)

Statutory tax rate	34.5%	37.6%	37.6%

Expected income tax recovery	(2,378,103)	(83,827)	(22,948)
Increase (decrease) resulting from:
Non-deductible stock-based compensation	1,345,200	-	-
Change in valuation allowance and other	1,032,903	83,827	22,948
	$ -	$ -	$ -

The components of the April 30 net future income tax asset and liability, after applying corporate income tax rates, are as follows:

	2007	2006
Net future income tax asset:
Capital assets	$ 3,994,000	$ -
Operating losses	636,000	164,452
Share issue costs	436,700	-
Unrealized foreign exchange loss	464,000	-
Marketing rights	-	(11,007)
	5,530,700	153,445
Less: valuation allowance	(5,530,700)	(153,445)
	$ -	$ -

The Company has accumulated operating losses totaling $2,193,166 which expire over the following years:

2008	$ 2,748
2009	48,867
2010	60,060
2011	157,207
2012	74,847
Thereafter	1,849,437
Totals	$ 2,193,166

14. Related Party Transactions:

The Company incurred the following related party transactions in the year ended April 30, 2007. These transactions were measured at the exchange amount, which is the amount agreed upon by the transacting parties.

(a)	During the nine months ended January 31, 2007, the Company incurred $87,608 (2006 - $26,797; 2005 - $23,926) in general and administrative costs to entities controlled by former directors.

MegaWest Energy Corp (an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended April 30, 2007, 2006 and 2005

(in Canadian dollars unless otherwise indicated)

(b)	During the year, the Company incurred $5,463 in consulting fees to a current director of the Company.
(c)

The Chief Financial Officer ("CFO") is affiliated with a company that assisted MegaWest in completing the share issue private placements and that provides the Company with ongoing investor relations services. For the year ended April 30, 2007 the Company paid $75,000 for these services.

(d)	At April 30, 2006, accounts payable and accrued liabilities includes $34,078 (2005 - $17,340) to a partnership controlled by two directors of the Company.
(e)	During the year ended April 30, 2005, former directors and officers were issued 1,250,000 shares at $0.001 per share pursuant to a private placement.

Refer to acquisitions (note 2) and share capital (note 10(b) and (d)) for additional related party transactions.

15. Financial Instruments:

The Company is exposed to foreign currency fluctuations as it has cash, short-term deposits and accounts payable denominated in U.S. dollars. In addition, a significant portion of the Company's operating activities are conducted in U.S. dollars. There are no exchange rate contracts in place.

The fair value of the Company's financial instruments, including cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their carrying values due to their short terms to maturity.

At April 30, 2007, the fair values of the convertible promissory notes and exchange shares were estimated to be $5,924,000 and $9,660,000, respectively. The fair value was determined using the Black-Scholes option pricing model at April 30, 2007.

16. Commitments and Contractual Obligations:

(a)	Contractual Obligations:

As part of the acquisition of Kentucky Reserves (see note 2), the Company is obligated to spend U.S. $15,000,000 on the project by October 2009. In the event the Company does not complete this work program, the Company is obligated to pay 37.5 percent of the unspent balance to its joint venture partner.

As part of the Deerfield Kansas acquisition, MegaWest is obligated to pay Central Production Company Inc. ("CPC") a net revenue interest up to a maximum of U.S. $750,000 on net revenues generated from the Chetopa project. The net revenue interest becomes payable after the Company recovers 100 percent of its capital and operating costs, and will be paid quarterly from 25 percent of the project's net revenues.

(b)	Office and Equipment Leases:

The Company is committed to office and equipment leases over the next five fiscal years as follows:

2008	$ 239,438
2009	241,620
2010	241,620
2011	241,620
2012	237,836
Thereafter	420,836
Total	$ 1,622,970

Included in the above commitments are costs associated with an office lease entered into subsequent to April 30, 2007.

MegaWest Energy Corp (an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended April 30, 2007, 2006 and 2005

(in Canadian dollars unless otherwise indicated)

(c)	Severance Obligations:

Pursuant to employment agreements with three senior officers, the Company is obligated to pay $688,000 under certain events around employment termination.

(d)

The Company pledged a $30,000 guaranteed investment certificate as collateral against a letter of credit issued by the Company for the start up of its oil and gas operations in Kansas. Subsequent to April 30, 2007 the restrictions were removed and the letter of credit was cancelled.

17. Supplemental Cash Flow Information:

The following non-cash transactions were excluded from the statement of cash flows:

(a)	Year ended April 30, 2007:
(i)	The Company issued 600,000 shares to settle outstanding debts ($165,700) and 375,000 shares for consulting services ($434,900).
(ii)	The shares and debt assumed as part of the consideration given for the acquisitions (note 2) is non-cash.
(b)	Year ended April 30, 2005:
(i)	The Company cancelled and returned to treasury 2,250,000 common shares previously issued at $0.075 per share ($168,750). The amount paid for these shares has been recorded as contributed surplus.
(ii)	The Company acquired rights in exchange for notes and accrued interest receivable of $123,610.

18. General and Administrative Expenses:

General and administrative expenses for the years ended April 30 consisted of:

	2007	2006	2005

Stock-based compensation:
Stock options	$ 1,863,448	$ -	$ -
Consulting warrants	1,600,800	-	-
Shares issued for services	434,900	-	-
	3,899,148	-	-
Salaries and benefits	1,171,885	-	-
Professional fees	332,218	83,720	36,874
Office and operations	297,043	20,881	20,418
Capitalized portion	(176,600)	-	-
	$ 5,523,694	$ 104,601	$ 57,292

19. Additional Disclosures Required under U.S. Generally Accepted Accounting Principles (Re-stated):

The consolidated financial statements have been prepared in accordance with GAAP as applied in Canada. For the years ended April 30, 2007, Canadian GAAP conforms in all material respects with U.S. GAAP except for certain matters, detailed in the following. For the years ended April 30, 3006 and 2005, Canadian GAAP conforms in all material respects with U.S. GAAP.

The Company had recorded the net assets acquired from related parties and measured and classified the exchange shares issued on an acquisition in the same manner in the consolidated financial statements prepared in accordance with Canadian GAAP and U.S. GAAP. In the financial statements prepared in accordance with U.S. GAAP, the net assets acquired from the related parties should have been recorded at the exchange amount and the exchange shares issued on an acquisition should have been reflected as temporary equity. The effect on the consolidated financial statements prepared in accordance with U.S. GAAP for the restatement of the net assets acquired from the related

MegaWest Energy Corp (an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended April 30, 2007, 2006 and 2005

(in Canadian dollars unless otherwise indicated)

parties and the exchange shares issued on an acquisition are included in the following tables summarizing the effects of the application of U.S. GAAP on the consolidated balance sheet items as at April 30, 2007.

(a) Consolidated Balance Sheets:

The application of U.S. GAAP has the effects on the following consolidated balance sheet items as at April 30, 2007:

Assets	Marketable Securities	Property, Plant and Equipment
Canadian GAAP:	$ 1,851,960	$ 20,885,096
Adjustments for:
Oil and gas assets on acquisition of Kentucky (iii)	-	21,820,050
Marketable securities to fair value (iv)	242,040	-
U.S. GAAP, previously reported	$ 2,094,000	$ 42,705,146
Measuring oil and gas assets at exchange amounts for related party acquisitions (ii)	-	11,408,638
Oil and gas assets on acquisition of Trinity (iii)	-	11,515,824
Oil and gas assets on acquisition of Kansas (iii)	-	383,229
U.S. GAAP, re-stated	$ 2,094,000	$ 66,012,837

MegaWest Energy Corp (an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended April 30, 2007, 2006 and 2005

(in Canadian dollars unless otherwise indicated)

Liabilities and Equity	Convertible promissory notes	Equity portion of convertible promissory notes	Contributed surplus	Liability Portion of Exchange Shares	Equity (Temporary) Portion of Exchange shares	Share capital	Warrants	Accumulated Retained Earnings (Deficit) during Exploration Stage	Accumulated Other Comprehensive Income
Canadian GAAP:	$ 1,867,387	$ 120,566	$ 13,338,629	$ 1,061,055	$ 8,599,442	$ 41,168,088	$ 3,729,000	$ (18,244,571)	$ -
Adjustments for:
Re-class convertible note (v)	120,566	(120,566)	-	-	-	-	-	-	-
Interest expense on convertible note (v)	(28,695)	-	-	-	-	-	-	-	-
Stock-compensation transactions (vi)	-	-	10,651,013	-	-	597,392	-	-	-
Value of warrants on private placements (vii)	-	-	1,604,600	-	-	(10,657,600)	9,053,000	-	-
Kentucky acquisition (iii)	-	-	14,027,175	-	-	7,792,875	-	-	-
Trinity acquisition (iii)	-	-	-	-	11,515,824		-	(11,899,053)	-
Kansas acquisition (iii)	-	-	-	-	-	383,229	-	-	-
Transfer on stock option exercise (ix)	-	-	(430,000)	-	-	430,000	-	-	-
Net loss	-	-	-	-	-	-	-	(11,219,710)	-
Comprehensive income (iv)	-	-	-	-	-	-	-	-	242,040
U.S. GAAP, previously reported	$ 1,959,258	$ -	$ 39,191,417	$ 1,061,055	$ 20,115,266	$ 39,713,984	$ 12,782,000	$ (41,363,334)	$ 242,040
Re-class deficit adjustment on related party acquisitions (ii)	-	-	-	-	-		-	23,307,691	-
Re-class liability portion of exchange shares (viii)	-	-	-	(1,061,055)	1,061,055	-	-	-	-
Re-measure of exchange shares (viii)	-	-	-	-	(20,115,266)	-	-	20,115,266	-
U.S. GAAP, re-stated	$ 1,959,258	$ -	$ 39,191,417	$ -	$ 1,061,055	$ 39,713,984	$ 12,782,000	$ 2,059,623	$ 242,040

(i)

There are certain differences between the full cost method of accounting for oil and gas assets as applied in Canada and in the U.S. The principal difference is in the method of performing ceiling test evaluations under the full cost method. Canadian GAAP requires the ceiling test evaluation to use estimates of future oil and gas prices and costs plus the value of unproved properties on an undiscounted basis. To calculate the amount of impairment, the future net cash flows of a cost center's proved and probable reserves are discounted using a risk-free interest rate.

MegaWest Energy Corp (an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended April 30, 2007, 2006 and 2005

(in Canadian dollars unless otherwise indicated)

In the ceiling test evaluation for U.S. GAAP purposes, under Regulation S-X, future net cash flows from proved reserves using period-end, non-escalated prices and costs, are discounted to present value at 10 percent per annum plus the value of unproved properties is compared to the carrying value of oil and gas assets. There is no GAAP difference related to this matter for the year ended April 30, 2007.

(ii)

There is a difference in the measurement basis used to record related party transactions under Canadian GAAP compared to U.S. GAAP when the transacting entities are not under common control. Under Canadian GAAP, related party transactions are recorded at their carrying amounts unless independent evidence exists to support the exchange amount. Since independent evidence did not exist for the exchange amounts of the related party acquisitions of Trinity, Deerfield Missouri and the assets of Deerfield Kansas, they were recorded at their carrying amounts. Under U.S. GAAP, only related party transactions between transacting entities under common control are recorded at their carrying amount. Since common control did not exist between MegaWest and Trinity, Deerfield Missouri and Deerfield Kansas, these acquisitions were recorded at their exchange amounts. As a result, the difference between the carrying amount and exchange amount of $23,307,691 (Canadian GAAP amount of $11,408,638 plus US GAAP adjustments of $11,515,824 for Trinity and $383,229 for Kansas) and is re-classified from deficit under Canadian GAAP to oil and gas assets under U.S. GAAP.

(iii)

There is a difference in determining the fair value of shares issued for certain stock-based transactions under Canadian GAAP compared to U.S. GAAP if the market for the Company's shares is not active and liquid. Under Canadian GAAP, if the market for the Company's shares is not active and liquid, fair value is established using valuation techniques that include recent arm's length market transactions. Under U.S. GAAP, regulatory interpretation requires the use of quoted market prices as fair value. As a result, the amount recorded for the Kentucky, Trinity and Deerfield Kansas oil and gas assets is higher under U.S. GAAP.

(iv)

There is a difference in the carrying amounts of marketable securities under Canadian GAAP compared to U.S. GAAP. Currently under Canadian GAAP, marketable securities are recorded at the lower of cost or market value, and are not re-measured unless an impairment of carrying amount has occurred. Under U.S. GAAP, marketable securities available for sale are recorded and re-measured at each balance sheet date at their fair value. At April 30, 2007 under U.S. GAAP the Company recorded a $242,040 unrealized gain on marketable securities as a component of other comprehensive income.

(v)

There is a difference in the treatment of convertible promissory notes under Canadian GAAP compared to U.S. GAAP. Under Canadian GAAP, the equity component of the note is valued using an option pricing model and classified as shareholders' equity. The residual amount is classified as a liability and interest is recorded, to bring the liability to its future value at maturity using the effective interest rate method.

Under U.S. GAAP, the convertible promissory notes are classified as liability, and interest is accrued at the contractual rate. This results in the re-classification of the equity portion to liability, and a reduction in interest expense.

(vi)

The fair value of the Company's stock compensation transactions was estimated using the Black-Scholes options pricing model. One of the assumptions used in the Black-Scholes model is the market price of the underlying share on the grant date. As a result of the GAAP difference on the fair value of the Company's shares described in (iii), the stock compensation transactions have a different fair value input under Canadian GAAP compared to U.S. GAAP. Under Canadian GAAP, the fair value of the Company's shares was based on recent arm's length transactions, including recent private placements. Under U.S. GAAP, the quoted OTC exchange price is used.

MegaWest Energy Corp (an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended April 30, 2007, 2006 and 2005

(in Canadian dollars unless otherwise indicated)

This results in the GAAP differences for the following stock-based transactions for the year ended April 30, 2007:

	Canadian GAAP	U.S. GAAP	GAAP Adjustment

Compensation cost on stock options	$ 1,863,448	$ 7,712,061	$ 5,848,613
Compensation cost on consulting warrants	1,600,800	6,403,200	4,802,400
Adjustment to contributed surplus	3,464,248	14,115,261	10,651,013

Shares issued to settle debt	-	597,392	597,392

Adjustment to net loss	$ 3,464,248	$ 14,712,653	$ 11,248,405

(vii)

The value ascribed to the share purchase warrants issued in connection with the unit private placements is adjusted under U.S. GAAP, as the OTC exchange quoted price is used for the market price input in the option pricing model. This results in an adjustment of $9.1 million from share capital to warrants and $1.6 million from share capital to contributed surplus for the stock-based issue costs.

(viii)

There is a difference in the classification and remeasurement of exchange shares under Canadian GAAP compared to U.S. GAAP. Under Canadian GAAP, the exchange shares are split between the equity and liability components. The equity component of the exchange shares is valued using an option pricing model and classified as shareholders' equity. The residual amount is classified as a liability at its fair value.

Under U.S. GAAP, the exchange shares components are not separated, rather they are accounted for as temporary equity. The exchange shares are measured at fair value on issuance and for each reporting period, the exchange shares are remeasured to their redemption value, and the resulting difference is recognized as an adjustment to retained earnings (deficit).

(ix)

As a result of the higher stock compensation cost as described in (vi), when stock options and warrants are exercised, there will be an adjustment under U.S. GAAP related to the transfer from contributed surplus to share capital. During the year, 500,000 options were exercised resulting in an additional $430,000 transferred to share capital from contributed surplus.

(x)

At April 30, 2007, accounts payable and accrued liabilities consisted of trade payables of $246,978 (2006 - $120,862), salary and bonus accrual of $401,029 (2006 - $nil), operational accruals of $615,185 (2006 - $nil) and sales tax accruals of $38,448 (2006 - $nil).

MegaWest Energy Corp (an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended April 30, 2007, 2006 and 2005

(in Canadian dollars unless otherwise indicated)

(b) Consolidated Statement of Operations:

The application of U.S. GAAP has the effects on the following consolidated statement of operations for the year ended April 30, 2007:

	Net Loss	Net Loss per Share
Canadian GAAP Loss:	$ (6,893,052)	$ (0.31)
Adjustments for:
Reduced interest expense on convertible promissory notes (v)	28,695	0.01
Stock-based compensation expense (vi)	(11,248,405)	(0.51)
U.S. GAAP Loss	$ (18,112,762)	$ (0.81)
Adjustment affecting comprehensive income under U.S. GAAP:
Unrealized gain on marketable securities (iv)	242,040
U.S. GAAP Comprehensive Loss	$ (17,870,722)

There were no differences between Canadian GAAP and U.S. GAAP during fiscal 2006 and 2005.

(c) Recent Developments in US GAAP:

In June 2006, the FASB issued FASB Interpretation No.48, "Accounting of Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" ("FIN 48"). The interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. The evaluation of a tax position in accordance with this interpretation is a two-step process. Under the recognition step an enterprise determines whether it is more likely than not that a tax position will be sustained upon examination based on the technical merits of the position. Under the measurement step a tax position that meets the more more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. FIN 48 effective for fiscal years beginning after December 15, 2006. Earlier application of the provisions of this interpretation is encouraged if the enterprise has not yet issued financial statements, including interim financial, in the period this interpretation is adopted. Management does not believe the requirements of this interpretation will have a material impact on its financial statements.

In February 2006, the FASB issued SFAS No. 155 "Accounting for certain Hybrid Financial Instruments – an amendment of FASB statements No. 133 and 140" (SFAS no.155"). SFAS No. 155 resolves issues surrounding the application of the bifurcation requirements to beneficial interest in securitized financial assets. In general, this statement permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. SFAS No.155 is effective for all financial instruments acquired or issued after the beginning of entity's first fiscal year that begins after September 15, 2006 and is not expected to have a material impact on the Company's financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS No. 157"). This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This statement does not require any new fair value measurements; however, for some entities the application of this statement will change current practice. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years,

MegaWest Energy Corp (an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended April 30, 2007, 2006 and 2005

(in Canadian dollars unless otherwise indicated)

although early adoption is permitted. Management is in the process of reviewing the requirements of this recent statement.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159"). Under SFAS 159, entities are provided with an option to report selected financial assets and liabilities at fair value. The standard permits an entity to elect the fair value option on an instrument-by-instrument basis; and once the election is made, it is irrevocable. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. In addition, SFAS 159 establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. The effective date of SFAS 159 is for fiscal years beginning after November 15, 2007. Management is in the process of reviewing the requirements of this recent statement.

20. Subsequent events:

(a) Escrow release of common shares related to Deerfield Energy LLC acquisition:

In connection with the Deerfield Missouri acquisition, part of the consideration given was contingent upon meeting the terms of an escrow agreement. Pursuant to this agreement, the shares and cash held in escrow could be released on a pro-rata basis based on either the modification of certain development agreements into oil and gas leases or until 4,000 acres of replacement acreage have been leased. To fulfill the escrow requirements, the Company engaged in a leasing program in Missouri and in October 2007, surpassed the 4,000 acre threshold of replacement acreage. As a result, the US$300,000 cash and 4,750,000 shares of common stock held in escrow were released. Of the cash held in escrow, US$100,000 plus interest was paid to the Company for reimbursement of costs associated with leasing the replacement acreage. These amounts were considered contingent consideration at the time of acquisition on April 5, 2007, and as a result have been recorded as property, plant and equipment.

(b) Acquisition of Montana Big Sky Project:

On October 24, 2007, the Company acquired a 40 percent working interest in oil and gas leases covering 33,000 undeveloped acres of land in Montana for consideration of US$300,000 cash and 500,000 units, of which each unit consists of one share of common stock and one-half of one share purchase warrant (each whole warrant entitles the holder to purchase an additional share of common stock at an exercise price of US$2.50 per share until April 24, 2009). Pursuant to earn-in agreements, MegaWest can earn an additional 20 percent working interest in the lands by completing US$2.5 million of work that includes additional leasing, seismic, geological studies, test wells and pilot project development and implementation. In addition, MegaWest and the vendors have established a regional area of mutual interest (AMI) covering approximately 1,000,000 acres that will remain active for the next two years. The interest in the AMI will be divided 65 percent to MegaWest and 35 percent to the vendors. MegaWest will pay for 100 percent of the lease acquisition, initial geological and geophysical activity, drilling and completing of all wells, if any, comprising an agreed upon initial work program for each new prospect within the AMI and will receive 100 percent payout of all such costs and expenses incurred for each such prospect prior to vendor receiving its respective share.

(c)	Extension of Warrants:

On September 18, 2007, the Company extended the term of 19,500,000 incentive warrants to January 15, 2009. The incremental value attributed to the term extension will be recorded as an adjustment to oil and gas assets and contributed surplus.

MegaWest Energy Corp (an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended April 30, 2007, 2006 and 2005

(in Canadian dollars unless otherwise indicated)

On December 14, 2007, the Company extended the term of 18,592,623 private placement warrants six months. As a result of this extension, 4,212,500 warrants at $1.00 and 14,380,123 warrants at $1.30 will now expire on July 5, 2008 and August 28, 2008 respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEGAWEST ENERGY CORP.

Per: /s/ George Orr

F. George Orr

Chief Financial Officer and Director

(Principal Executive Officer)

Dated: January 22, 2008